EXHIBIT 99.1

Novartis to Co-Promote Retisert With
Bausch & Lomb

Boston, MA. & Perth, Australia (February 10, 2006 ) -- Global bio-nanotech company pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced that its Retisert™ product licensed to Bausch & Lomb, will be co-promoted in the United States by Novartis Ophthalmics, a business unit of Novartis Pharmaceutical Corp. Retisert™, developed by pSivida, is the world’s first intravitreal drug implant for the treatment of chronic noninfectious posterior segment uveitis, a sight threatening condition that affects an estimated 175,000 people in the United States and an estimated 800,000 people worldwide.

pSivida receives royalties from Bausch & Lomb from sales of this product which is presently priced at US$18,250 for a treatment period of 30 months. This product is covered by Medicare, as being eligible for Medicare pass-through payment under the Hospital Outpatient Prospective Payment System.

In their announcement today, Bausch & Lomb stated “Our collaboration with Novartis Ophthalmics will provide an expanded nationwide sales force, allowing more rapid distribution of this innovative technology to retinal specialists and their patients who are suffering from posterior segment uveitis”.

Gavin Rezos, CEO of pSivida said “We believe this co-promotion deal will not only provide faster royalty growth for pSivida but also demonstrates the therapeutic value and market potential of Retisert™.

A copy of the Bausch & Lomb media release is available on Bausch & Lomb’s website: http://www.bausch.com/us/vision/about/news/pressrelease.jsp?pressRelease=2006_2_9_retisert.html

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products in particular in oncology and ophthalmology.

pSivida owns or has the exclusive rights to use the intellectual property pertaining to BrachySil™, Medidur™, Retisert™ and Vitrasert®. The company’s IP portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structrured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida has granted an exclusive licence to its subsidiary, AION Diagnostics Limited to develop and commercialise diagnostic products using BioSilicon™, and has also granted an exclusive licence to its subsidiary, pSiNutria Limited to develop and commercialise food technology applications using BioSilicon™. pSivida, Inc., the company’s US subsidiary, develops drug delivery systems primarily for ophthalmic diseases and conditions. Retisert™ has been FDA approved for the treatment of uveitis. Vitrasert® is an FDA approved drug for the treatment of AIDS-related CMV Retinitis. Both of these are licensed to Bausch & Lomb. Medidur™, a treatment for diabetic macular edema, is currently licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’ operations and employees; the failure of the CDS’ products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.